ORAL ARRANGEMENTS WITH THE COMPANY

1)	Lease Arrangement

The Company has an oral arrangement with the Director for the use of the Home for current operations which are minimal at no cost until the Company will raise funds pursuant to its registration Statement. The Company intends to file a copy of any new written lease agreements (with consideration) accordingly, when applicable in its future periodic report filings.

2)	Loan Agreement

The Company has oral arrangements with its Director/Ceo who will and has agreed to fund the current minimum required funds ( Interest free ) needed to meet the minimum ongoing operations of the Company for a period of not less than the following twelve months ..

This agreement is a discretionary commitment that is not legally binding and only covers the costs of the periodic filings and not costs associated with the implementation of the business plan.